March 2015 Pricing Sheet dated March 26, 2015 relating to Preliminary Pricing Supplement No. 215 dated March 25, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities and Commodities
Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return
PRICING TERMS – MARCH 26, 2015
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$5,000,000
Pricing date:	March 26, 2015
Original issue date:	April 1, 2015 (4 business days after the pricing date)
Maturity date:	November 7, 2025
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	50%	2,056.15	0.024317292
	S&P GSCI™ Crude Oil Index - Excess Return (the “SPGCCLP Index”)	SPGCCLP	50%	264.8276	0.188802073
* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index and the SPGCCLP Index, collectively, as the underlying indices.
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
The payment at maturity will not be less than $10 per note regardless of the performance of the basket.

Supplemental redemption amount:	(i) $10 times (ii) the average basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Average basket closing value:	The arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.
Average basket percent change:	(average basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$9.042 per note. See “Investment Summary” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$10	$0.30	$9.70
Total	$5,000,000	$150,000	$4,850,000
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For additional information, see “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Additional Information About the Notes—Use of proceeds and hedging” in the accompanying preliminary pricing supplement.
“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.
“S&P GSCI®” is a registered service mark and trademark of S&P and has been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 215 dated March 25, 2015
Prospectus Supplement dated November 19, 2014           Index Supplement dated November 19, 2014
Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

Terms continued from previous page:
Initial basket value:
The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.

Basket closing value:	On any determination date, the sum of the products of (i) the index closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:
The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100.  Each multiplier will remain constant for the term of the notes.

Determination dates:
Each index business day on which there is no market disruption event with respect to either basket component from and including July 31, 2025 to and including the final determination date.  If a day during this approximately 3-month period is not an index business day with respect to any basket component or if a market disruption event occurs with respect to any basket component on such day, the index closing values of the basket components on such day will not be used for purposes of calculating the average basket percent change.

Final determination date:	October 31, 2025
CUSIP:	61764V570
ISIN:	US61764V5701

March 2015	Page 2